

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Jim Byrd
Chief Financial Officer & Director
Web3 Corporation
6901 TPC Dr.,
Suite 200
Orlando, FL 32822

> **Re: Web3 Corporation**
> **Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed June 30, 2023**
> **File No. 024-12064**

Dear Jim Byrd:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 30, 2023

Business, page 13

1. Please disclose whether Celebrity Cigars or TestDrive Live has generated any revenue, and the amount of revenue generated during the past fiscal year and interim period, if any. Similarly, please disclose any operating profits for either Celebrity Cigars or TestDrive Live.

2. Please disclose the costs of acquiring Celebrity Cigars and TestDrive Live. To the extent that you purchased one or both of the businesses using your securities please disclose the number of shares issued, and the implied cost per share for your acquisition of either Celebrity Cigars or TestDrive Live.

<u>Description of Exhibits , page 42</u>

3.   Please include the purchase contracts for your acquisition of Celebrity Cigars and TestDrive Live in your next post qualification amendment. Please see Item 17(6) of Form 1-A.

<u>General</u>

4.   In your Form 1-A you state that "[t]here are 6,217,500 shares that have been purchased and granted but none have been issued to date. Issuance is pending for all." Please disclose how you plan to offer those shares given that you have disclosed that this offering consists of 1,000,000 shares of Class "A" common stock.

    Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance